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Steve Lin	Telephone: +8610 5737 9300
To Call Writer Directly	Facsimile: +8610 5737 9301
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steve.lin@kirkland.com	www.kirkland.com

April 16, 2024

VIA EDGAR

Mr. Robert Shapiro

Ms. Lyn Shenk

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jinxin Technology Holding Company
Amendment No. 1 to Registration Statement on Form F-1
Filed April 2, 2024
File No. 333-273884

Dear Mr. Shapiro and Ms. Shenk:

On behalf of our client, Jinxin Technology Holding Company, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated April 11, 2024 on the Company’s Amendment No. 1 to registration statement on Form F-1 filed on April 2, 2024. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission for review.

The Company has responded to the Staff’s comment by revising the Registration Statement to address the comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show for the offering shortly hereafter, subject to market conditions and the review of the Staff. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to include (i) a resale prospectus, and (ii) other information to reflect recent developments.

Licensed foreign lawyers only

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Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 16, 2024

Amendment No. 1 to Registration Statement on Form F-1

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition

Revenue from sales of digital educational hardware devices, page F-19

1.	Please revise the first sentence to clarify its meaning. Please clarify whether the company or the hardware distributor who purchases your digital education hardware device installs the digital educational content to end users.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 85, F-19 and F-20 of the Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell), or Justin Zhou at justin.zhou@kirkland.com, + 86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.

Jin Xu, Chairman of the Board of Directors and Chief Executive Officer, Jinxin Technology Holding Company

Jun Jiang, Director and Chief Operating Officer, Jinxin Technology Holding Company

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin Zhou, Esq., Partner, Kirkland & Ellis International LLP

Patrick Wong, Partner, WWC Professional Corporation Limited

Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC

Guillaume de Sampigny, Esq., Partner, Hunter Taubman Fischer & Li LLC